# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Trees Corp, CIK 0001477009
CUSIP: 36930V100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 215 Union Boulevard, Suite 415, Lakewood, Colorado (CO), 80228
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001013594-24-000158
Filed by CIK 0001317575

## Reporting persons
- TCM Tactical Opportunities Fund II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,384,507; shared dispositive power 13,384,507; aggregate amount beneficially owned 13,384,507 (10.8% of the class)
  Comment: Including (a) 7,412,349 shares of Common Stock issuable upon the exercise of certain warrants of the Issuer held by TCM Tactical Opportunities Fund II LP, and (b) 5,972,158 shares of Common Stock issuable upon the partial conversion of certain Senior Secured Promissory Notes of the Issuer held by TCM Tactical Opportunities Fund II LP, which portion is freely convertible. Excluding 5,972,158 shares of Common Stock issuable upon the partial automatic conversion of certain Senior Secured Promissory Notes of the Issuer held by TCM Tactical Opportunities Fund II LP, which automatic conversion triggers are outside the control of the Reporting Persons.
- Context/TCM Series Fund LP - Context/TCM Tactical Opportunities Series: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,632,800; sole dispositive power 0; shared dispositive power 1,632,800; aggregate amount beneficially owned 1,632,800 (1.3% of the class)
  Comment: Including 1,632,800 shares of Common Stock issuable upon the exercise of certain warrants of the Issuer held by Context/TCM Series Fund LP - Context/TCM Tactical Opportunities Series.
- Troob Capital Advisors LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,384,507; sole dispositive power 0; shared dispositive power 13,384,507; aggregate amount beneficially owned 13,384,507 (10.8% of the class)
  Comment: Including (a) 7,412,349 shares of Common Stock issuable upon the exercise of certain warrants of the Issuer held by TCM Tactical Opportunities Fund II LP, and (b) 5,972,158 shares of Common Stock issuable upon the partial conversion of certain Senior Secured Promissory Notes of the Issuer held by TCM Tactical Opportunities Fund II LP, which portion is freely convertible. Excluding 5,972,158 shares of Common Stock issuable upon the partial automatic conversion of certain Senior Secured Promissory Notes of the Issuer held by TCM Tactical Opportunities Fund II LP, which automatic conversion triggers are outside the control of the Reporting Persons.
- Context/TCM Tactical Opportunities LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,632,800; sole dispositive power 0; shared dispositive power 1,632,800; aggregate amount beneficially owned 1,632,800 (1.3% of the class)
  Comment: Including 1,632,800 shares of Common Stock issuable upon the exercise of certain warrants of the Issuer held by Context/TCM Series Fund LP - Context/TCM Tactical Opportunities Series.
- Douglas M. Troob: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 15,017,307; sole dispositive power 0; shared dispositive power 15,017,307; aggregate amount beneficially owned 15,017,307 (12.1% of the class)
  Comment: Including (a) 9,045,149 shares of Common Stock issuable upon the exercise of certain warrants of the Issuer held by TCM Tactical Opportunities Fund II LP and Context/TCM Series Fund LP - Context/TCM Tactical Opportunities Series, and (b) 5,972,158 shares of Common Stock issuable upon the partial conversion of certain Senior Secured Promissory Notes of the Issuer held by TCM Tactical Opportunities Fund II LP, which portion is freely convertible. Excluding 5,972,158 shares of Common Stock issuable upon the partial automatic conversion of certain Senior Secured Promissory Notes of the Issuer held by TCM Tactical Opportunities Fund II LP, which automatic conversion triggers are outside the control of the Reporting Persons.
- Peter J. Troob: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 15,017,307; sole dispositive power 0; shared dispositive power 15,017,307; aggregate amount beneficially owned 15,017,307 (12.1% of the class)
  Comment: Including (a) 9,045,149 shares of Common Stock issuable upon the exercise of certain warrants of the Issuer held by TCM Tactical Opportunities Fund II LP and Context/TCM Series Fund LP - Context/TCM Tactical Opportunities Series, and (b) 5,972,158 shares of Common Stock issuable upon the partial conversion of certain Senior Secured Promissory Notes of the Issuer held by TCM Tactical Opportunities Fund II LP, which portion is freely convertible. Excluding 5,972,158 shares of Common Stock issuable upon the partial automatic conversion of certain Senior Secured Promissory Notes of the Issuer held by TCM Tactical Opportunities Fund II LP, which automatic conversion triggers are outside the control of the Reporting Persons.

## Item 1. Issuer
Name of issuer: Trees Corp
Address of issuer's principal executive offices: 215 Union Boulevard, Suite 415, Lakewood, Colorado, 80228

## Item 2. Person Filing
Name of person filing:
TCM Tactical Opportunities Fund II LP ("Tactical Opportunities Fund");

Troob Capital Advisors LLC ("Capital Advisors");

Context/TCM Series Fund LP - Context/TCM Tactical Opportunities Series ("Context/TCM Series");

Context/TCM Tactical Opportunities LLC ("Context/TCM LLC");

Douglas M. Troob; and

Peter J. Troob.
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 4 International Drive, Suite 230, Rye Brook, NY 10573.
Citizenship: Tactical Opportunities Fund is a Delaware limited partnership. Context/TCM Series is a series of a Delaware series limited partnership. Each of Capital Advisors and Context/TCM LLC are Delaware limited liability companies. Each of Douglas M. Troob and Peter J. Troob are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
As of December 31, 2024, Tactical Opportunities Fund beneficially owned 13,384,507 shares of Common Stock, which includes (a) 7,412,349 shares of Common Stock issuable upon the exercise of certain warrants of the Issuer (the "Warrants") held by it, and (b) 5,972,158 shares of Common Stock issuable upon the partial conversion of certain Senior Secured Promissory Notes of the Issuer (the "Notes"), held by it, which portion is freely convertible; and which excludes 5,972,158 shares of Common Stock issuable upon the partial automatic conversion of the Notes, which automatic conversion triggers are outside the control of the Reporting Persons.
Capital Advisors, as the investment manager of Tactical Opportunities Fund, may be deemed to beneficially own the shares of Common Stock beneficially owned by Tactical Opportunities Fund.
As of December 31, 2024, Context/TCM Series beneficially owned 1,632,800 shares of Common Stock, which includes 1,632,800 shares of Common Stock issuable upon the exercise of Warrants held by it.
Context/TCM LLC, as the investment manager of Context/TCM Series, may be deemed to beneficially own the shares of Common Stock beneficially owned by Context/TCM Series.
Each of Douglas M. Troob and Peter J. Troob, as the Managing Members of Capital Advisors and Context/TCM LLC, may be deemed to beneficially own the 15,017,307 shares of Common Stock beneficially owned by each of Capital Advisors and Context/TCM LLC.
Percent of class:
The following percentage is based on 123,763,827 shares of Common Stock outstanding, which is the sum of (i) 108,746,520 shares of Common Stock outstanding as of November 8, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2024, (ii) 9,045,149 shares of Common Stock issuable upon the exercise of the Warrants, and (iii) 5,972,158 shares of Common Stock issuable upon the partial conversion of the Notes.
As of December 31, 2024, the Reporting Persons may be deemed to beneficially own approximately 12.1% of the outstanding shares of Common Stock.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A to the Reporting Person's 13G filed with the Securities and Exchange Commission on September 23, 2022.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- TCM Tactical Opportunities Fund II LP: /s/ Douglas M. Troob, Managing Member of Troob Capital Management LLC, its General Partner (02/14/2025)
- Context/TCM Series Fund LP - Context/TCM Tactical Opportunities Series: /s/ Douglas M. Troob, Manager of TCM Private Capital Advisors LLC, the Managing Member of Context/TCM Tactical Opportunities GP, LLC, its General Partner (02/14/2025)
- Troob Capital Advisors LLC: /s/ Douglas M. Troob, Managing Member (02/14/2025)
- Context/TCM Tactical Opportunities LLC: /s/ Douglas M. Troob, Manager (02/14/2025)
- Douglas M. Troob: /s/ Douglas M. Troob, Douglas M. Troob (02/14/2025)
- Peter J. Troob: /s/ Peter J. Troob, Peter J. Troob (02/14/2025)
Comment: The Reporting Persons disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.
Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).